Exhibit 99.1

Bioceres Crop Solutions

Fiscal First Quarter 2026

Financial and Operating Results

November 2025

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal First Quarter 2026

Financial and Operational Results

Total revenues were $77.5 million in 1Q26

Net loss was $7.5 million and Adjusted EBITDA1 was $13.6 million

ROSARIO, Argentina – November 12, 2025 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal first quarter ended September 30, 2025. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Financial & Business Highlights

•	Total revenues were $77.5 million in 1Q26, a 17% decline year over year, reflecting the expected reduction from the seed model transition and the pruning of low-margin and working-capital-intensive sales.

•	Gross profit was $36.2 million, a 3% reduction from last year, with gross margin expanding to 47% from 40%, driven by a more profitable product mix.

•	Operating profit was $7.1 million for the quarter, net loss was $7.5 million and Adjusted EBITDA[1] was $13.6 million. Operating profit and Adjusted EBITDA increased 200% and 61% year over year, respectively, reflecting margin expansion and cost discipline.

•	Working capital continued to improve year over year and sequentially, despite first quarter’s seasonally high needs.

Management Review

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “This quarter reflects clear progress on the priorities we set for the year: improve the quality of revenues, protect margins, and operate with discipline. Profitability improved and costs continued to decrease as we reduced exposure to low-margin activities and focused on a more efficient product mix. Argentina remains challenging, although conditions are showing early signs of normalization. In parallel, we are prioritizing actions that strengthen our capital structure and enhance financial flexibility. We will continue to focus on the fundamentals we control — margin quality, cost discipline, and working-capital efficiency — while positioning the Company for long-term resilience.”

1 Please refer to the “Use of non IFRS financial information” section at this end of this document on our use of Adjusted EBITDA and its reconciliation to the most comparable IFRS financial measure.

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Bioceres Crop Solutions

Key Financial Metrics

Table 1: 1Q26 Key Financial Metrics

(In millions of U.S. dollars)	1Q25	1Q26	%CHANGE
Revenue by Segment
Crop Protection	47.7	39.9	(16)%
Seed and Integrated Products	19.8	12.6	(37)%
Crop Nutrition	25.7	25.1	(2)%
Total Revenue	93.2	77.5	(17)%
Gross Profit	37.5	36.2	(3)%
Gross Margin	40.2%	46.7%	651 bps

	1Q25	1Q26	%CHANGE
GAAP Net income or loss	(6.2)	(7.5)	(21)%
Adjusted EBITDA[1]	8.5	13.6	61%

1Q26 Summary: Revenues totaled $77.5 million in 1Q26, a 17% decline versus the prior year. Revenue performance reflects both the planned reduction of low-margin and working-capital-intensive sales, as part of the strategic reset, and the impact of timing of sales in certain Latam markets, particularly Uruguay. In Argentina, while demand for select products showed improvement versus an unusually weak prior year, the recovery remains gradual.

Despite lower revenues, operating performance strengthened, supported by a more profitable product mix and lower operating expenses. Gross margin expanded significantly from 40% to 47%, and SG&A expenses decreased meaningfully year over year, reflecting restructuring initiatives and continued cost discipline.

Net loss was $7.5 million, compared to a loss of $6.2 million in 1Q25. Operating performance improved year over year, but higher financial costs and increased tax accruals led to a wider bottom-line loss. Adjusted EBITDA¹ was $13.6 million, a 61% increase versus $8.5 million in 1Q25, driven by gross margin expansion and a reduction in operating costs.

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Bioceres Crop Solutions

Fiscal First Quarter 2026 Financial Results

Revenues

Table 2: 1Q26 Revenues by Segment

(In millions of U.S. dollars)	1Q25	1Q26	%CHANGE
Revenue by Segment
Crop Protection	47.7	39.9	(16)%
Seed and Integrated Products	19.8	12.6	(37)%
Crop Nutrition	25.7	25.1	(2)%
Total Revenue	93.2	77.5	(17)%

Revenues totaled $77.5 million for the first quarter of FY26, a 17% year over year decline. Revenue performance is in line with the previously communicated strategy, reflecting the expected reduction from the seed model transition and the pruning of low-margin and working-capital-intensive sales. These actions temporarily reduce reported revenue while improving product mix, profitability, and capital efficiency.

Crop Protection revenues were $39.9 million, compared to $47.7 million in 1Q25. Argentina remained a challenging market during most of the quarter, with tight credit and pre-election uncertainty leading to cautious purchasing behavior despite favorable weather and strong planting intentions. While conditions are not yet back to historical levels, 1Q26 shows early signs of normalization following an unusually weak prior year, when demand across product categories was largely stalled. Outside Argentina, lower revenues from bioprotection products in the U.S. reflected timing of sales between quarters. In Brazil, adjuvant sales declined year over year, reflecting the decision to favor higher-margin products rather than volume growth.

Seed & Integrated Product revenues were $12.6 million, compared to $19.8 million last year, reflecting the expected reduction in seed sales as the HB4 downstream model continues to unwind. As communicated previously, this transition lowers upfront revenue recognition during the phase-out period but supports a more scalable and profitable model going forward. We expect this temporary impact to persist over the next two quarters, as prior-year comparisons continue to include higher downstream volumes. Seed treatment pack sales were stable year-over-year, with improvements in Argentine sales offset by lower sales in other regions.

Crop Nutrition revenues were $25.1 million, compared to $25.7 million last year. Higher biostimulant sales, mainly in Argentina and Brazil, supported segment performance and helped offset weaker fertilizer dynamics. Demand for micro-beaded fertilizers in Argentina—one of last year’s most impacted categories—improved, supported by strong corn planting intentions. This improvement was fully offset by lower volumes in other LatAm markets (primarily Paraguay and Uruguay) due to sales timing relative to last year.

Gross Profit & Margin

Table 3: 1Q26 Gross Profit by Segment

(In millions of U.S. dollars)	1Q25	1Q26	%CHANGE
Gross Profit by Segment
Crop Protection	18.6	17.6	(5)%
Seed and Integrated Products	7.1	7.5	7%
Crop Nutrition	11.8	11.1	(6)%
Total Gross Profit	37.5	36.2	(3)%
% Gross Margin	40.2%	46.7%	651 bps

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Gross profit totaled $36.2 million in 1Q26, compared to $37.5 million in 1Q25. Despite lower revenues, gross profit declined only slightly, reflecting a more profitable product mix and lower contribution from low-margin downstream seed sales and third-party products. As a result, gross margin expanded meaningfully from 40% to 47%.

In Crop Protection, gross profit was $17.6 million, compared to $18.6 million in the prior year. The decline is lower than that of revenues for the segment, leading to a significant improvement in gross margin from 39% to 44%. This reflects a more favorable mix within the portfolio, with stronger contributions from adjuvants and bioprotection products and efficiency gains in adjuvants that reduced unit costs.

Gross profit in Seed & Integrated Products increased to $7.5 million, compared to $7.1 million in 1Q25. Despite a 37% decline in segment revenues, gross profit increased due to a higher relative contribution from seed treatment packs, which carry structurally higher margins than downstream grain sales, whose contribution declined. Margins on these packs also expanded during the quarter, further lifting profitability. As a result, segment gross margin increased significantly from 36% to 60%.

Crop Nutrition gross profit was $11.1 million, compared to $11.8 million in 1Q25. Gross profit was impacted by margin compression, as competitive pricing in micro-beaded fertilizers in Argentina continued to weigh on margins, consistent with the trend observed in 4Q25. Higher biostimulant sales in Argentina and Brazil supported the segment gross profit but did not offset the fertilizer margin pressure. As a result, segment gross margin declined from 46% to 44%.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses were $23.1 million in 1Q26, compared to $30.2 million in 1Q25. The $7.0 million decrease reflects savings from restructuring initiatives and continued expense discipline, consistent with the commitments outlined in prior quarters. These efforts resulted in lower variable expenses as a proportion of sales, as well as savings in fixed costs. Variable expenses also declined due to reduced top-line activity.

Depreciation and amortization, share-based incentives and transactional expenses jointly amounted to $3.2 million in 1Q26, compared to $3.4 million in 1Q25.

Research and Development: Total R&D expenses were $5.7 million in 1Q26, from $4.4 million in the same quarter last year. Depreciation and amortization within R&D totaled $2.0 million, compared to $1.6 million in the prior year.

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Bioceres Crop Solutions

GAAP Net Income & Adjusted EBITDA

Net loss totaled $7.5 million in 1Q26, compared to a loss of $6.2 million in the prior year. Operating performance improved materially versus last year: gross margin expansion and lower operating expenses resulted in a $4.7 million improvement in operating profit. The improvement in operating profit was offset by an increase in financial costs given a $2.7 million accrual related to the potential prepayment fee to the outstanding Notes, and increased tax accruals.

Adjusted EBITDA1 was $13.6 million, a 61% increase versus $8.5 million in 1Q25. The improvement reflects gross margin expansion and a $5.9 million reduction in operating costs. This result demonstrates that the shift toward a more profitable product mix, together with tighter operating discipline, is translating into stronger operating performance.

Financial Income and Loss

Table 4: 1Q26 Net Financial Result

(In millions of U.S. dollars)	1Q25	1Q26	%CHANGE
Interest expenses	(6.1)	(8.5)	(41)%
Financial commissions	(1.1)	(0.6)	49%
Changes in fair value, FX and other financial results	(2.7)	(3.5)	(29)%
Total Financial Result	(9.8)	(12.6)	(28)%

Total financial results were negative $12.6 million in 1Q26, compared to negative $9.8 million in 1Q25. The year-over-year variation mainly reflects higher interest expenses, driven by rising market rates in Argentina and Brazil, as well as amendments to the outstanding Notes. The increase in changes in fair value, FX and other financial results includes a $2.7 million accrual related to the potential prepayment fee related to the outstanding Notes. Excluding this, changes in fair value, FX and other financial results improved due to positive FX dynamics.

Balance Sheet Highlights

Table 5: Capitalization and Debt

(In millions of U.S. dollars)	As of September, 30
	2024	2025
Total Debt	249.8	242.5
Cash and Cash Equivalents	(32.3)	(15.5)
Other short-term investments	(5.9)	(1.1)
Debt net of cash, cash equivalents and other short-term investments	211.7	225.9

Total Financial Debt stood at $242.5 million as of September 30, 2025, down from $249.8 million in 1Q25. The debt position also decreased from $260.2 million at the end of the previous quarter (June 30, 2025), mainly reflecting the repayment of working capital loans in Argentina.

Cash, Cash Equivalents and Other Short-term Investments totaled $16.6 million, resulting in Net Financial Debt of $225.9 million as of September 30, 2025, stable compared to $225.5 million in the prior quarter (4Q25).

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Bioceres Crop Solutions

Fiscal First Quarter 2026 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date: Thursday, November 13, 2025

Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through November 20, 2025, following the conference.

Toll Free Replay Number: 1-866-813-9403

_________________________________________

International Replay Number: Click here
 __________________________________________

Replay ID: 616167

Time: 8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number: 1-833-470-1428
International dial-in numbers: Click here
Conference ID: 925241
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices.

The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

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Bioceres Crop Solutions

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

•	Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

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Bioceres Crop Solutions

•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

•	Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

•	Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 6:

1Q26 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	1Q25	1Q26
Profit/(loss) for the period	(6.2)	(7.5)
Income tax	(1.3)	2.1
Financial results	9.8	12.6
Depreciations & amortizations	5.3	5.8
Stock-based compensation charges	0.8	0.0
Transaction expenses	-	0.6
Adjusted EBITDA[1]	8.5	13.6

1 Please refer to the “Use of non IFRS financial information” section at this end of this document on our use of Adjusted EBITDA and its reconciliation to the most comparable IFRS financial measure.

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Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Three-month period ended 09/30/2025	Three-month period ended 09/30/2024
Revenues from contracts with customers	77.3	92.6
Initial recognition and changes in the fair value of biological assets at the point of harvest	0.2	0.7
Cost of sales	(41.3)	(55.8)
Gross profit	36.2	37.5
% Gross profit	47%	40%
Operating expenses	(28.9)	(34.6)
Share of profit of JV	0.3	(0.6)
Change in net realizable value of agricultural products	(0.3)	0.6
Other income or expenses, net	(0.2)	(0.5)
Operating profit	7.1	2.4
Financial result	(12.6)	(9.8)
Profit/(loss) before income tax	(5.5)	(7.5)
Income tax	(2.1)	1.3
Profit/(loss) for the period	(7.5)	(6.2)
Other comprehensive loss	(0.3)	(0.0)
Total comprehensive profit/(loss)	(7.8)	(6.2)

Profit/(loss) for the period attributable to:
Equity holders of the parent	(7.4)	(6.4)
Non-controlling interests	(0.1)	0.2
	(7.5)	(6.2)
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	(7.7)	(6.4)
Non-controlling interests	(0.1)	0.2
	(7.8)	(6.2)
Weighted average number of shares
Basic	63.4	62.8
Diluted	63.4	62.8

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Bioceres Crop Solutions

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	9/30/2025	06/30/2025
CURRENT ASSETS
Cash and cash equivalents	15.5	32.7
Other financial assets	1.1	2.0
Trade receivables	158.4	165.9
Other receivables	16.6	15.9
Recoverable income tax	1.7	1.9
Inventories	88.6	87.6
Biological assets	1.2	2.4
Total current assets	283.2	308.3
NON-CURRENT ASSETS
Trade receivables	5.1	2.5
Other receivables	20.4	23.7
Recoverable income tax	0.0	0.0
Deferred tax assets	5.4	4.9
Investments in joint ventures and associates	39.4	39.4
Investment properties	0.6	0.6
Property, plant and equipment	74.0	74.6
Intangible assets	178.6	181.2
Goodwill	112.2	112.2
Right of use asset	15.8	16.4
Total non-current assets	451.7	455.3
Total assets	734.8	763.6
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	107.1	96.4
Borrowings	85.1	119.7
Employee benefits and social security	5.5	6.2
Deferred revenue and advances from customers	2.3	4.3
Income tax payable	3.0	0.5
Consideration for acquisition	0.8	1.8
Secured notes	103.6	102.3
Lease liabilities	3.8	6.9
Total current liabilities	311.3	338.0
NON-CURRENT LIABILITIES
Trade and other payables	36.9	48.5
Borrowings	53.8	38.2
Deferred revenue and advances from customers	1.8	1.4
Joint ventures and associates	0.8	1.0
Deferred tax liabilities	28.3	30.1
Provisions	1.2	1.3
Consideration for acquisition	0.4	0.4
Lease liabilities	12.2	9.5
Total non-current liabilities	135.3	130.4
Total liabilities	446.5	468.4
EQUITY
Equity attributable to owners of the parent	258.6	265.4
Non-controlling interests	29.7	29.8
Total equity	288.3	295.2
Total equity and liabilities	734.8	763.6

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